EXHIBIT 11

KINBASHA GAMING INTERNATIONAL, INC.

COMPUTATION OF BASIC AND DILUTED EARNINGS PER SHARE

(UNAUDITED)

(In thousands, except per share amounts)

	March 31, 2011	March 31, 2010
BASIC and DILUTED:
Net loss attributable to common shareholders’	$(11,796)	$(11,881)

Weighted average shares outstanding basic and diluted	4,686,474	3,163,819

Basic and diluted earnings per share	$(2.50)	$(3.76)